UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Titles of Class of Securities)

04316A-108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04316A-108	13G

1	NAME OF REPORTING PERSON Hellman & Friedman LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,836,898
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 4,836,898
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,836,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.6% (2)
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	A controlled affiliate of the Reporting Person is party to a voting agreement. See Item 8.
(2)	Based on a total of 19,807,436 shares of Class A common stock outstanding as of November 6, 2013 as reported on the Issuer’s Form 10-Q filed November 7, 2013.

CUSIP No. 04316A-108	13G

1	NAME OF REPORTING PERSON Hellman & Friedman Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,834,472
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 4,834,472
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,834,472
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.6% (2)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	A controlled affiliate of the Reporting Person is party to a voting agreement. See Item 8.
(2)	Based on a total of 19,807,436 shares of Class A common stock outstanding as of November 6, 2013 as reported on the Issuer’s Form 10-Q filed November 7, 2013.

CUSIP No. 04316A-108	13G

1	NAME OF REPORTING PERSON H&F Brewer AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,636,344
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 3,636,344
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,636,344
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (2)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	The Reporting Person is party to a voting agreement. See Item 8.
(2)	Based on a total of 19,807,436 shares of Class A common stock outstanding as of November 6, 2013 as reported on the Issuer’s Form 10-Q filed November 7, 2013.

CUSIP No. 04316A-108	13G

1	NAME OF REPORTING PERSON H&F Brewer AIV II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,198,128
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 1,198,128
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,198,128
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (2)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	The Reporting Person is party to a voting agreement. See Item 8.
(2)	Based on a total of 19,807,436 shares of Class A common stock outstanding as of November 6, 2013 as reported on the Issuer’s Form 10-Q filed November 7, 2013.

CUSIP No. 04316A-108	13G

1	NAME OF REPORTING PERSON Hellman & Friedman Capital Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,426
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 2,426
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,426
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01% (2)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	The Reporting Person is party to a voting agreement. See Item 8.
(2)	Based on a total of 19,807,436 shares of Class A common stock outstanding as of November 6, 2013 as reported on the Issuer’s Form 10-Q filed November 7, 2013.

CUSIP No. 04316A-108	13G

1	NAME OF REPORTING PERSON Hellman & Friedman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,334
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,334
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,334
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01% (1)
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Based on a total of 19,807,436 shares of Class A common stock outstanding as of November 6, 2013 as reported on the Issuer’s Form 10-Q filed November 7, 2013.

CUSIP No. 04316A-108	13G

1	NAME OF REPORTING PERSON Hellman & Friedman LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,334
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,334
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,334
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01% (1)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Based on a total of 19,807,436 shares of Class A common stock outstanding as of November 6, 2013 as reported on the Issuer’s Form 10-Q filed November 7, 2013.

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A common stock, par value $0.01 per share (“Class A common stock”), of Artisan Partners Asset Management Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Artisan Partners Asset Management Inc.

(b)	Address of Issuer’s Principal Executive Offices:

875 E. Wisconsin Avenue, Suite 800

Milwaukee, WI 53202

Item 2.

(a)	Name of Person Filing

Hellman & Friedman LLC

Hellman & Friedman Investors V, L.P.

H&F Brewer AIV, L.P.

H&F Brewer AIV II, L.P.

Hellman & Friedman Capital Associates V, L.P.

Hellman & Friedman GP LLC

Hellman & Friedman LP

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

c/o Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, CA 94111

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share

(e)	CUSIP Number:

04316A-108

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Pursuant to Rule 13d-3 under the Act: As of December 31, 2013, (i) H&F Brewer AIV, L.P. (“H&F AIV”) may be deemed to beneficially own 3,636,344 shares of Class A common stock that are issuable upon the exchange of 3,636,344 preferred units (the “Preferred Units”) of Artisan Partners Holdings LP (“Holdings”) and corresponding shares of Class C common stock of the Issuer, par value $0.01 per share (“Class C common stock”), representing approximately 14.8% of Class A common stock outstanding as of November 6, 2013; (ii) H&F Brewer AIV II, L.P. (“H&F AIV II”) may be deemed to beneficially own 1,198,128 shares of Class A common stock that are issuable upon the conversion of 1,198,128 shares of convertible preferred stock of the Issuer, par value $0.01 per share (“Convertible Preferred Stock”), representing approximately 4.9% of Class A common stock outstanding as of November 6, 2013; (iii) Hellman & Friedman Capital Associates V, L.P. (“Associates V” and together with H&F AIV and H&F AIV II, the “H&F Funds”) may be deemed to beneficially own 2,426 shares of Class A common stock that are issuable upon the exchange of 2,426 Preferred Units and corresponding shares of Class C common stock, representing approximately 0.01% of Class A common stock outstanding as of November 6, 2013; (iv) in its capacity as the sole general partner of H&F AIV and H&F AIV II, Hellman & Friedman Investors V, L.P. (“Investors V”) may be deemed to beneficially own 4,834,472 shares of Class A common stock, representing approximately 19.6% of Class A common stock outstanding as of November 6, 2013; (v) in its capacity as the sole general partner of Investors V and Associates V, Hellman & Friedman LLC (“H&F LLC”) may be deemed to beneficially own 4,836,898 shares of Class A common stock, representing approximately 19.6% of Class A common stock outstanding as of November 6, 2013; (vi) Hellman & Friedman LP (“H&F LP”) may be deemed to beneficially own 3,334 shares of Class A common stock underlying the restricted stock units of the Issuer (“RSUs”) that were issued to Allen Thorpe and that vested immediately upon issuance, representing approximately 0.01% of Class A common stock outstanding as of November 6, 2013; and (vii) in its capacity as the sole general partner of H&F LP, Hellman & Friedman GP LLC (“H&F GP LLC”) may be deemed to beneficially own 3,334 shares of Class A common stock, representing approximately 0.01% of Class A common stock outstanding as of November 6, 2013. The proceeds of any disposition of the 3,334 shares of Class A common stock underlying the RSUs issued to Allen Thorpe described in clause (vi) above will be applied against management fees otherwise payable to H&F LP by funds affiliated with H&F AIV and H&F AIV II.

Pursuant to the Restated Certificate of Incorporation of the Issuer, each share of Convertible Preferred Stock is convertible into a number of shares of Class A common stock on a one-for-one basis but subject to adjustment in certain events. Pursuant to the Exchange Agreement, dated as of March 6, 2013, among the Issuer and LP Unitholders (as defined therein) from time to time party thereto (the “Exchange Agreement”), holders of Preferred Units have the right to exchange Preferred Units (together with an equal number of shares of Class C common stock) either for shares of Convertible Preferred Stock or shares of Class A common stock, each on a one-for-one basis but subject to adjustment in certain events.

A four person investment committee of H&F LLC has power to vote or to direct the vote of, and to dispose or to direct the disposition of, shares of Class A common stock that are beneficially owned by the H&F Funds, Investors V and H&F LLC. Four designated members of H&F GP LLC have collective power, by majority vote among them, to vote or to direct the vote of, and to dispose, or direct the disposition of, shares of Class A common stock that are beneficially owned by H&F LP and H&F GP LLC. Each member of the investment committee of H&F LLC, each designated member of H&F GP LLC and Mr. Thorpe disclaim beneficial ownership of all shares of Class A common stock, except to the extent of any pecuniary interest held therein.

(b)	Percent of class:

See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The H&F Funds are parties to a Stockholders Agreement, dated as of March 12, 2013, among themselves, the Issuer, Artisan Investment Corporation (“AIC”) and the stockholders named therein (the “Stockholders Agreement”).

Under the Stockholders Agreement, the H&F Funds may designate one member of the Issuer’s board of directors and each share of Covered Common Stock held by a Covered Person (each as defined in the Stockholders Agreement, and which Covered Common Stock includes shares underlying grants to employees of the Issuer and shares beneficially owned by AIC) is required to be voted in favor of such designee pursuant to the terms set forth therein, provided that at the time of designation, the H&F Funds shall (i) hold a majority of the aggregate number of outstanding Preferred Units and Convertible Preferred Stock taken together (excluding any Preferred Units held by the Issuer) and (ii) be the beneficial owners of at least 5% of the aggregate number of outstanding shares of common stock of the Issuer and Convertible Preferred Stock taken together. As of October 28, 2013, the Covered Common Stock included approximately 25,629,1491 shares of Class B common stock of the Issuer, par value $0.01 per share (“Class B common stock”), granted to employees of the Issuer (who also hold a corresponding number of Class B common units of Holdings), and approximately 9,627,6442 shares of Class C common stock held by AIC (which also holds a corresponding number of Class D common units of Holdings). The Stockholders Agreement also contains provisions restricting the transfer by the parties thereto of the Issuer’s securities owned by such parties.

Pursuant to the Exchange Agreement, subject to certain restrictions, holders of Class B common units of Holdings and Class D common units of Holdings have the right to exchange such common units (together with an equal number of shares of Class B common stock and Class C common stock, respectively) for shares of Class A common stock on a one-for-one basis.

Given the terms of the Stockholders Agreement and based on information disclosed by the Issuer in its Amendment No. 1 to Form S-1 Registration Statement, filed October 28, 2013, the Reporting Persons, together with the Covered Persons, may be deemed to constitute a “group” that, as of December 31, 2013, collectively beneficially owned approximately 41,672,1823 shares of Class A common stock, or approximately 67.8%45 of the Issuer’s outstanding shares of Class A common stock for purposes of Section 13(d)(3) of the Act. Each Reporting Person disclaims membership in any such “group” and disclaims beneficial ownership of the securities reported other than the amounts reported on such Reporting Person’s cover page included herein.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

[1]	Based on the information provided under “Principal Stockholders” in the Issuer’s Amendment No. 1 to Form S-1 Registration Statement filed October 28, 2013.
[2]	Based on the information provided under “Principal Stockholders” in the Issuer’s Amendment No. 1 to Form S-1 Registration Statement filed October 28, 2013.
[4]	This figure assumes the Covered Persons (i) beneficially own 36,831,950 shares of Class A common stock and (ii) were granted or held, as applicable, 25,629,149 shares of Class B common stock and 9,627,644 shares of Class C common stock that are exchangeable into Class A common stock on a one-for-one basis, each as described under “Principal Stockholders” in the Issuer’s Amendment No. 1 to Form S-1 Registration Statement filed October 28, 2013.
[5]	This figure represents (i) the shares of Class A common stock collectively beneficially owned by the Reporting Persons and the Covered Persons divided by (ii) the sum of (x) the total number of outstanding shares of Class A common stock (as reported on the Issuer’s Form 10-Q filed November 7, 2013) plus (y) the number of shares of Class A common stock that would be issued upon exchange or conversion, as applicable, of all Class B common stock, Class C common stock and Convertible Preferred Stock granted or held, as applicable, by the Reporting Persons and the Covered Persons.

[3]	This figure assumes the Covered Persons beneficially own 36,831,950 shares of Class A common stock, as described under “Principal Stockholders” in the Issuer’s Amendment No. 1 to Form S-1 Registration Statement filed October 28, 2013.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

HELLMAN & FRIEDMAN LLC

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN INVESTORS V, L.P.

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

H&F BREWER AIV, L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V, L.P.,
its general partner

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

H&F BREWER AIV II, L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V, L.P.,
its general partner

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES V, L.P.

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN GP LLC

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN LP

By:	HELLMAN & FRIEDMAN GP LLC,
its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director